Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this review.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of September 30, 2021, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 54 localized websites and apps available in 32 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Δ Y/Y	2021	2020	Δ Y/Y
Total revenue	138.6	60.6	129%	272.3	216.6	26%
Qualified Referrals (in millions)	104.1	82.5	26%	219.9	200.0	10%
Revenue per Qualified Referral (in €)	1.31	0.71	85%	1.21	1.04	16%
Operating income/(loss)	8.6	(1.4)	n.m.	(3.1)	(243.3)	(99)%
Net income/(loss)	5.5	(2.3)	n.m.	(4.5)	(236.7)	(98)%
Return on Advertising Spend	138.7%	190.3%	(51.6) ppts	146.5%	150.6%	(4.1) ppts
Adjusted EBITDA(1)	15.5	6.1	154%	15.1	(8.9)	n.m.
n.m. not meaningful
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 14 to 15 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
Over the last months, significant progress has been made to control the COVID-19 pandemic across many of our most significant geographic markets. Dozens of countries have lifted restrictions on daily life and permitted the resumption of regular office work, schooling and even large events. Travel restrictions are gradually being lifted, although more slowly than many had previously anticipated. With the reopening of the transatlantic travel routes in November, almost all relevant western travel restrictions will have been lifted, while travel within and to Asia and Australia remains heavily restricted, which has negatively affected traffic volumes in our Rest of World (RoW) segment.

This significant progress, particularly in Developed Europe and Americas, has caused Referral Revenue, Qualified Referrals and Revenue per Qualified Referral to recover significantly in the third quarter compared to the same period in 2020, although they remain well below the levels in the same period in 2019, and the recovery trajectory flattened in October as compared to the summer months given the remaining travel restrictions. In geographic markets where travel demand has recovered strongly, advertisers became more active and increased their bids on our marketplace. In addition, we have seen that a growing number of advertisers are leveraging our cost per acquisition (CPA) payment model to optimize their overall campaigns on our platform.

The unprecedented impact of the COVID-19 pandemic has helped us better understand our brand marketing performance. We believe our prior television advertising campaigns continued to have a significant positive effect on direct traffic volumes, even in periods after the advertising was aired. As we almost completely ceased advertising on television in 2020 and resumed such advertising at reduced levels in 2021, we anticipate that we will not benefit in the same way from prior campaigns in the next years as had been the case in the past. As a result, we anticipate that we would need to invest in television advertising campaigns in the next years to rebuild our pre-pandemic direct traffic baseline.

Our ultimate financial performance will depend on a number of factors relating to the world’s continued emergence from the COVID-19 pandemic, including the effectiveness of vaccinations against various mutations of the COVID-19 virus and the longevity of the protections brought by vaccinations. Should our recovery from the pandemic progress more slowly than we have assumed or we suffer greater setbacks, this will likely have a significant adverse effect on our future financial performance. For further detail, see the risk factors relating to the COVID-19 pandemic in the Annual Report on Form 20-F referred to above.

In making the comparisons below, we note that the COVID-19 pandemic had a drastic and unprecedented impact on our operating results starting in 2020, resulting in a 76% decline in Referral Revenue in the third quarter of 2020 compared to the same period of 2019. As noted above, our business levels in 2021 continue to be significantly below 2019 levels.

Changes to our management board
On November 1, 2021, trivago announced that James Carter will resign from the management board effective December 31, 2021. Mr. Carter will continue to act as an advisor to trivago on strategic and technical matters and will transition from his current operational responsibilities in the first half of 2022.

Revenue
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis and continue to onboard additional advertisers to CPA billing.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the third quarter of 2021 the most significant countries by revenue in that segment were Turkey, Israel, Japan, Poland and Australia.

We also earn subscription fees for certain services we provide to advertisers, such as the PRO Package of Business Studio, although such subscription fees do not represent a significant portion of our revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Δ €	Δ %	2021	2020	Δ €	Δ % Y/Y
Americas	€48.1	€15.2	32.9	216%	€104.0	€76.4	27.6	36%
Developed Europe	74.7	32.5	42.2	130%	128.0	94.7	33.3	35%
Rest of World	13.2	10.6	2.6	25%	33.7	37.8	(4.1)	(11)%
Total Referral Revenue	€136.1	€58.3	77.8	133%	€265.7	€208.9	56.8	27%
Other revenue	2.6	2.4	0.2	8%	6.6	7.7	(1.1)	(14)%
Total revenue	€138.6	€60.6	78.0	129%	€272.3	€216.6	55.7	26%
Note: Some figures may not add due to rounding.

Total revenue increased by €78.0 million, or by 129%, during the third quarter of 2021 compared to the same period in 2020. Total revenue increased by €55.7 million, or by 26%, during the nine months ended September 30, 2021, compared to the same period in 2020.

In the third quarter of 2021, Referral Revenue increased to €48.1 million, €74.7 million and €13.2 million or by 216%, 130% and 25% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2020. In the first nine months ended September 30, 2021, Referral Revenue increased to €104.0 million and €128.0 million in Americas and Developed Europe, while it decreased to €33.7 million in RoW, respectively.

During the third quarter of 2021, the increase in Referral Revenue was mostly driven by an increase in Qualified Referrals in Americas and Developed Europe and Revenue per Qualified Referral (RPQR) across all segments. In the nine months ended September 30, 2021, Referral Revenue increased due to significant increases in the second and third quarter of 2021 in Qualified Referrals and RPQR in Americas and Developed Europe, while RoW was negatively impacted in the second and third quarter of 2021 by lower Qualified Referrals and RPQR, particularly in Asia and Australia.

Other revenue increased by €0.2 million, or 8%, during the third quarter of 2021, driven by an increase in display ad revenue, partly offset by the decrease in subscription revenue. Other revenue decreased by €1.1 million, or 14%, during the nine months ended September 30, 2021, mainly due to a decrease in subscription revenue.

Qualified Referrals
Qualified Referrals indicate the number of unique visitors per day that generate at least one referral. The following table sets forth the Qualified Referrals for our reportable segments:

Qualified Referrals by Segment (in millions)

	Three months ended September 30,				Nine months ended September 30,
	2021	2020	Δ	Δ %	2021	2020	Δ	Δ % Y/Y
Americas	24.8	15.2	9.6	63%	62.2	54.9	7.3	13%
Developed Europe	53.6	40.0	13.6	34%	96.3	81.2	15.1	19%
Rest of World	25.7	27.3	(1.6)	(6)%	61.4	63.9	(2.5)	(4)%
Total	104.1	82.5	21.6	26%	219.9	200.0	19.9	10%

In the third quarter of 2021, total Qualified Referrals increased by 26% as Qualified Referrals increased by 63% and 34% in Americas and Developed Europe, while Qualified Referrals decreased by 6% in RoW, respectively, compared to the same period in 2020. Advanced roll-outs of vaccines allowed certain geographic markets, particularly in Americas and Developed Europe, to ease mobility restrictions which led to an increase in Qualified Referrals. In RoW, Qualified Referrals were negatively impacted by muted traffic volumes in certain geographic markets, particularly in Asia and Australia, that continue to be subject to significant mobility restrictions as a result of the COVID-19 pandemic.

During the nine months ended September 30, 2021, total Qualified Referrals increased by 10% compared to the same period in 2020 due to the easing of mobility restrictions in Americas and Developed Europe mentioned above. In the nine months ended September 30, 2021, Qualified Referrals increased by 13% and 19% in Americas and Developed Europe, while it decreased by 4% in RoW compared to the same period in 2020. The increase in Qualified Referrals in Americas and Developed Europe mostly resulted from significant increases in traffic volumes in the second and third quarter of 2021 as a result of the easing of mobility restrictions mentioned above. RoW was negatively impacted by continuing muted traffic volumes in certain geographic markets, particularly in Asia and Australia, due to the persistence of mobility restrictions mentioned above.

Revenue Per Qualified Referral
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics. The following table sets forth the RPQR for our reportable segments for the periods indicated:

RPQR by Segment (in €)

	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Δ %	2021	2020	Δ % Y/Y
Americas	€1.94	€1.00	94%	€1.67	€1.39	20%
Developed Europe	1.39	0.81	72%	1.33	1.17	14%
Rest of World	0.51	0.39	31%	0.55	0.59	(7)%
Consolidated RPQR	€1.31	€0.71	85%	€1.21	€1.04	16%

In the third quarter of 2021, consolidated RPQR increased by 85% as RPQR increased by 94%, 72% and 31% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2020. In the three months ended September 30, 2021, RPQR improved, particularly in Americas and Developed Europe, where most advertisers have increased their bids on our marketplace significantly compared to the same period in 2020.

In the nine months ended September 30, 2021, consolidated RPQR increased by 16% as RPQR increased by 20% and 14% in Americas and Developed Europe, while it declined in RoW by 7% compared to the same period in 2020. The increase in RPQR in the nine months ended September 30, 2021, was mainly driven by higher bidding levels in Americas and Developed Europe in the second and third quarter of 2021, partly offset by lower bidding levels in the first quarter of 2021.

Advertiser Concentration
We generate the large majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 27% and 24% in the third quarter of 2021 and in the nine months ended September 30, 2021, respectively, compared to 22% and 29%, respectively, in the same periods in 2020. For brands affiliated with Booking Holdings, including Booking.com and Agoda, the share of our Referral Revenue was 56% and 57% in the third quarter of 2021 and in the nine months ended September 30, 2021, respectively, compared to 53% and 44% in the same periods in 2020.

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric. The following table sets forth the ROAS for our reportable segments:

ROAS by Segment (in %)

	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Δ ppts	2021	2020	Δ ppts
ROAS
Americas	125.7%	251.3%	(125.6) ppts	135.3%	146.7%	(11.4) ppts
Developed Europe	141.4%	163.1%	(21.7) ppts	146.2%	164.6%	(18.4) ppts
Rest of World	189.6%	227.0%	(37.4) ppts	198.2%	130.1%	68.1 ppts
Consolidated ROAS	138.7%	190.3%	(51.6) ppts	146.5%	150.6%	(4.1) ppts

In the third quarter of 2021, consolidated ROAS was 138.7%, compared to 190.3% in the same period in 2020. ROAS decreased to 125.7%, 141.4% and 189.6% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2020. The decrease in Americas and Developed Europe was mainly driven by a significant increase in Advertising Spend made in response to the increase in travel demand mentioned above. In Americas, the decrease in ROAS was the most pronounced among the segments. Advertising Spend in Americas was kept at a minimum in the third quarter of 2020 in comparison to Developed Europe where we undertook some campaigns in the prior period. The decrease in ROAS in RoW was less pronounced compared to Americas as many markets in our RoW segment were and continue to be more adversely affected by the COVID-19 pandemic and related mobility restrictions, and we therefore kept our brand and performance marketing activities in those markets at a comparably lower level.

In the third quarter of 2021, Advertising Spend increased by €32.2 million, €33.0 million and €2.3 million in Americas, Developed Europe and RoW, respectively. In the nine months ended September 30, 2021, Advertising Spend increased by 47.7% and 51.9% in Americas and Developed Europe, while it decreased by 41.6% in RoW compared to the same period in 2020.

In the nine months ended September 30, 2021, consolidated ROAS decreased to 146.5%, compared to 150.6% in the same period in 2020. ROAS decreased by 11.4 ppts and 18.4 ppts in Americas and Developed Europe, respectively, because of a significant increase in Advertising Spend in the third quarter, compared to the same period in 2020, made in response to the increase in travel demand mentioned above. In RoW, ROAS increased by 68.1 ppts in the nine months ended September 30, 2021, compared to the same period in 2020. This increase was driven by a significant reduction in Advertising Spend that more than offset the declines in Qualified Referrals and RPQR, due to the decline in travel demand in Asia and Australia where many markets continue to be subject to significant mobility restrictions as a result of the COVID-19 pandemic.

Expenses
Expenses by cost category (€ millions)

	Costs and expenses			As a % of revenue
	Three months ended September 30,			Three months ended September 30,
	2021	2020	Δ %	2021	2020	Δ in ppts
Cost of revenue	€3.1	€2.6	19%	2%	4%	(2)%
of which share-based compensation	0.1	0.1	—%
Selling and marketing	104.4	36.6	185%	75%	60%	15%
of which share-based compensation	0.3	0.2	50%
Technology and content	12.7	14.8	(14)%	9%	24%	(15)%
of which share-based compensation	1.1	0.9	22%
General and administrative	9.8	8.0	23%	7%	13%	(6)%
of which share-based compensation	3.6	2.5	44%
Amortization of intangible assets	0.0	0.0	100%	0%	0%	—%
Total costs and expenses	€130.0	€62.0	110%	94%	102%	(8)%

	Costs and Expenses			As a % of Revenue
	Nine months ended September 30,			Nine months ended September 30,
	2021	2020	Δ % Y/Y	2021	2020	Δ in ppts
Cost of revenue	€8.7	€8.1	7%	3%	4%	(1)%
of which share-based compensation	0.2	0.2	—%
Selling and marketing	199.1	160.8	24%	73%	74%	(1)%
of which share-based compensation	0.8	0.9	(11)%
Technology and content	39.1	50.7	(23)%	14%	23%	(9)%
of which share-based compensation	2.9	3.1	(6)%
General and administrative	28.5	32.3	(12)%	10%	15%	(5)%
of which share-based compensation	9.2	7.2	28%
Amortization of intangible assets	0.1	0.4	(75)%	0%	0%	—%
Impairment of goodwill	—	207.6	100%	—%	96%	(96)%
Total costs and expenses	€275.5	€459.9	(40)%	101%	212%	(111)%

Cost of revenue
In the third quarter of 2021, cost of revenue increased by €0.5 million to €3.1 million, or 19%, period-over-period, and in the nine months ended September 30, 2021, increased by €0.6 million to €8.7 million, or 7%, period-over-period. The increase in the third quarter was mainly driven by higher cloud-related service provider costs. The increase in the nine months ended September 30, 2021 was driven by higher cloud-related service provider costs and higher personnel costs.

Selling and marketing
Selling and marketing expense was 75% of total revenue in the third quarter of 2021, compared to 60% in the same period in 2020.

In the third quarter of 2021, selling and marketing expense increased by €67.8 million, or by 185%, period-over-period to €104.4 million, of which €98.1 million, or 94%, was Advertising Spend. Advertising Spend increased to €38.2 million, €52.9 million and €7.0 million in Americas, Developed Europe and RoW, respectively, compared to €6.0 million, €19.9 million and €4.7 million in the same period in 2020. These increases were primarily made in response to the increase in travel demand mentioned above. Many geographic markets in our RoW segment were more adversely affected by the COVID-19 pandemic and related mobility restrictions, and we therefore kept our marketing activities in those markets at a comparably lower level compared to the markets included in our other segments.

In the nine months ended September 30, 2021, selling and marketing expense increased by 24% to €199.1 million compared to the same period in 2020. Advertising Spend increased by €24.8 million and €29.9 million or by 48% and 52% in Americas and Developed Europe, respectively, while RoW decreased by €12.1 million or by 42%. Particularly in the first quarter of 2021, we reduced our Advertising Spend in all segments significantly compared to the same period in 2020 in response to the COVID-19 pandemic. In Americas and Developed Europe, the decrease in the first quarter was more than offset by higher Advertising Spend in the second and third quarter of 2021 compared to the same periods in 2020 in response to the increase in travel demand. Many geographic markets in our RoW segment were adversely affected by the COVID-19 pandemic and related mobility restrictions, and therefore our marketing activities in those markets were at a comparably lower level compared to the markets included in our other segments.

In the third quarter of 2021, other selling and marketing expense increased by €0.3 million to €6.3 million, or 5%, period-over-period, and in the nine months ended September 30, 2021, decreased by €4.4 million to €17.7 million, or 19.9%, period-over-period.

The increase in the third quarter of 2021 was mainly driven by higher digital sales tax expenses of €0.8 million and higher marketing related expenses associated with our long-term marketing sponsorship agreement. These were partly offset by lower personnel costs, lower office-related expenses, see "Costs across multiple categories" below, and lower television advertisement production costs.

The decrease in the nine months ended September 30, 2021 in other selling and marketing expense was primarily driven by lower personnel costs of €4.9 million, resulting mainly from lower headcount and the non-recurrence of restructuring costs compared to the same period in 2020. The decrease was further driven by lower office-related expenses (see "Costs across multiple categories" below), and partly offset by higher digital sales tax expenses and television advertisement production costs.

Technology and content
In the third quarter of 2021, technology and content expense decreased by €2.1 million to €12.7 million, or 14%, period-over-period, and in the nine months ended September 30, 2021, decreased by €11.6 million to €39.1 million, or 23%, period-over-period.

The decrease in the third quarter of 2021 was primarily driven by lower personnel costs of €1.0 million, resulting mainly from lower headcount and the non-recurrence of restructuring costs compared to the same period in 2020. The decrease was further driven by lower office related costs of €0.6 million and lower depreciation expense resulting from the consolidation of our office locations in 2020, see "Costs across multiple categories" below.

During the nine months ended September 30, 2021, the decrease in technology and content expense was primarily driven by lower personnel costs of €7.7 million, resulting mainly from lower headcount and the non-recurrence of restructuring costs compared to the same period in 2020. The decrease was further driven by lower office-related expenses and lower depreciation expense resulting mainly from the consolidation of our office locations. These were partly offset by higher third-party IT service provider costs.

General and administrative
In the third quarter of 2021, general and administrative expense increased by €1.8 million to €9.8 million, or 23%, period-over-period, and in the nine months ended September 30, 2021, decreased by €3.8 million to €28.5 million, or 12%, period-over-period.

The increase in the third quarter of 2021 was primarily driven by an increase in share-based compensation expense of €1.1 million. The increase was further driven by higher professional fees and other expenses of €0.5 million, as other expenses in the third quarter of 2020 included a reduction of expected credit losses of €0.6 million.

The decrease in the nine months ended September 30, 2021 was primarily driven by lower personnel costs of €3.4 million, resulting mainly from the non-recurrence of restructuring costs and lower headcount compared to the same period in 2020. The decrease was further driven by lower professional fees and other expenses of €2.5 million, as other expenses in the first three quarters of 2020 included expected credit losses and the impact of a cyber-related fraud case. These were partly offset by an increase in share-based compensation expense of €2.0 million.

Amortization of intangible assets
Amortization of intangible assets was €34 thousand in the third quarter of 2021, compared to nil in the same period in 2020 as we started to amortize the intangible assets acquired in the weekengo GmbH acquisition.

In the nine months ended September 30, 2021, amortization of intangible assets was €0.1 million compared to €0.4 million in the same period in 2020, as the intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago in 2013 were fully amortized at the end of the first quarter of 2020.

Impairment of goodwill
There was no impairment charge recorded in the nine months ended September 30, 2021. We recorded an impairment charge of €207.6 million in the first quarter of 2020, consisting of €107.5 million in Americas, €82.5 million in Rest of World, and €17.6 million in Developed Europe.

Net Income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended September 30,			Nine months ended September 30,
	2021	2020	Δ €	2021	2020	Δ €
Operating income/(loss)	€8.6	€(1.4)	10.0	€(3.1)	€(243.3)	240.2
Other income/(expense)
Interest expense	(0.1)	(0.0)	(0.1)	(0.3)	(0.2)	(0.1)
Other, net	0.4	(0.4)	0.8	1.0	(1.0)	2.0
Total other income/(expense), net	€0.2	€(0.5)	0.7	€0.7	€(1.2)	1.9

Income/(loss) before income taxes	8.8	(1.8)	10.6	(2.5)	(244.5)	242.0
Expense/(benefit) for income taxes	3.3	0.6	2.7	2.0	(7.4)	9.4
Income/(loss) before equity method investment	€5.5	€(2.4)	7.9	€(4.5)	€(237.1)	232.6
Income from equity method investment	—	0.1	(0.1)	—	0.3	(0.3)
Net income/(loss)	€5.5	€(2.3)	7.8	€(4.5)	€(236.7)	232.2

Adjusted EBITDA(1)	€15.5	€6.1	9.4	€15.1	€(8.9)	24.0
Note: Some figures may not add due to rounding.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 14 to 15 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Net income in the third quarter of 2021 was €5.5 million as compared to net loss of €2.3 million in the third quarter of 2020. The increase was driven by the recovery of our Referral Revenue. In the nine months ended September 30, 2021, net loss decreased by €232.2 million to a net loss of €4.5 million, mainly driven by an impairment of goodwill amounting to €207.6 million recorded in the first quarter of 2020.

Adjusted EBITDA increased by €9.4 million to €15.5 million in the third quarter of 2021 compared to the same period in 2020, driven by operating profit. In the nine months ended September 30, 2021, Adjusted EBITDA increased by €24.0 million to a profit of €15.1 million, compared to the same period in 2020, mostly driven by an increase in Referral Revenue by €56.8 million, partly offset by an increase in Advertising Spend by €42.7 million. Reductions in operating expenses (excluding Advertising Spend) related to the restructuring of our organization in the prior year further contributed to the increase in Adjusted EBITDA in the nine months ended September 30, 2021.

In the first quarter of 2021, the €1.2 million gain on the campus lease modification is excluded from Adjusted EBITDA. The gain is considered as a reconciling adjustment within the certain other items reconciling line as shown in the "Tabular Reconciliations for Non-GAAP Measures" on pages 14 to 15 herein.

Income taxes
We determine our provision for income taxes for interim periods using an estimate of our annual effective tax rate. We record any changes affecting the estimated annual effective tax rate in the interim period in which the change occurs, including discrete items.

Income tax expense was €3.3 million in the third quarter ended September 30, 2021, compared to an income tax expense of €0.6 million in the third quarter ended September 30, 2020. The total weighted average tax rate was 33.0%, which was mainly driven by the German statutory tax rate of approximately 31%. Our effective tax rate was 37.4% compared to (34.7)% in the third quarter in 2020. The difference between the weighted average tax rate of 33.0% and the effective tax rate of 37.4% in the third quarter of 2021 is primarily attributable to share-based compensation expense, which is non-deductible for tax purposes.
Income tax expense was €2.0 million in the nine months ended September 30, 2021, compared to an income tax benefit of €7.4 million in the nine months ended September 30, 2020. Our effective tax rate was (83.4)% compared to 3.0% for the comparative period. The difference between the weighted average tax rate and the effective tax rate for the nine months ended September 30, 2021 is primarily attributable to the impact of share-based compensation expense, which is non-deductible for tax purposes.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €2.9 million as of September 30, 2021. A liability for these tax benefits was included under other long-term liabilities in the unaudited condensed consolidated financial statements.

Costs across multiple categories
In 2020 we undertook a restructuring, making significant headcount reductions and consolidating our office locations. We also reduced our office space in Düsseldorf and recorded a €1.2 million gain on the campus lease modification in the first quarter of 2021.

As a result of the reduction of the Düsseldorf office space and of the consolidation of our office locations, office expense decreased by €1.0 million and €3.3 million in the third quarter of 2021 and in the nine months ended September 30, 2021, respectively, compared to the same periods in 2020.

Office space reductions were also the main driver for the decrease in our depreciation expense of €0.7 million in the third quarter of 2021 and of €1.9 million in the nine months ended September 30, 2021, compared to the same periods in 2020.

As a result of the headcount reductions, personnel costs included restructuring costs of €0.5 million in the third quarter of 2020 and €6.2 million in the nine months ended September, 30 2020. No restructuring costs related to personnel were incurred in nine months ended September 30, 2021.

Share-based compensation increased by €1.3 million to €5.0 million in the third quarter of 2021, and by €1.6 million to €13.0 million in the nine months ended September 30, 2021 compared to the same periods in 2020.

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €194.8 million as of September 30, 2021. The total included €194.4 million in current assets and €0.4 million of long-term restricted cash in other long-term assets in the balance sheet. As of December 31, 2020, total cash, cash equivalents and restricted cash were €210.8 million.

The decrease of €16.0 million during the nine months ended September 30, 2021 was mostly driven by negative cash flows from operating activities of €29.5 million. These were mainly driven by changes in operating assets and liabilities of €44.7 million primarily due to an increase in accounts receivable of €61.6 million resulting mostly from higher revenues in the third quarter of 2021 compared to fourth quarter of 2020, that was partly offset by an increase in accounts payable of €12.8 million resulting mostly from higher Advertising Spend. Net income adjusted by non-cash items of €15.2 million in the nine months ended September 30, 2021 further offset the cash outflows from changes in operating assets and liabilities.

Negative cash flows from operating activities were partly offset by €10.9 million of net cash provided by investing activities, mainly due to €19.3 million proceeds from sale and maturity of investments during the nine months ended September 30, 2021. These were partially offset by €4.3 million net cash outflow for a business acquisition in the first quarter of 2021 and €2.9 million net cash outflow related to capital expenditures including internal-use software and website development during the nine months ended September 30, 2021.

Our current ratio decreased from 7.5 as of December 31, 2020 to 6.4 as of September 30, 2021 as the relative increase in our current liabilities was higher than the increase in our current assets compared to December 31, 2020.

Non-cash items included in the net loss of €4.5 million consisted of share-based compensation of €13.0 million, depreciation of €6.4 million and deferred income taxes of €2.1 million partly offset by a gain of €1.2 million from the modification of the lease for our campus in Düsseldorf in the first quarter of 2021.

trivago N.V. Key Metrics

•The following metrics are intended as a supplement to the financial information found in this review and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.
•We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.
•These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.
•Some numbers may not add due to rounding.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
ROAS by segment
Americas	125.7%	251.3%	135.3%	146.7%
Developed Europe	141.4%	163.1%	146.2%	164.6%
Rest of World	189.6%	227.0%	198.2%	130.1%
Consolidated ROAS	138.7%	190.3%	146.5%	150.6%

Qualified Referrals by segment (in millions)
Americas	24.8	15.2	62.2	54.9
Developed Europe	53.6	40.0	96.3	81.2
Rest of World	25.7	27.3	61.4	63.9
Consolidated Qualified Referrals	104.1	82.5	219.9	200.0

RPQR by segment
Americas	€1.94	€1.00	€1.67	€1.39
Developed Europe	1.39	0.81	1.33	1.17
Rest of World	0.51	0.39	0.55	0.59
Consolidated RPQR	€1.31	€0.71	€1.21	€1.04

Notes & Definitions:

Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) or cost-per-acquisition (CPA) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or Return On Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing.

RPQR: We use average Revenue Per Qualified Referral, to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period.

Qualified Referral: We define a Qualified Referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one Qualified Referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define Adjusted EBITDA as net income/(loss) adjusted for:
–income/(loss) from equity method investment,
–expense/(benefit) for income taxes,
–total other (income)/expense, net,
–depreciation of property and equipment and amortization of intangible assets,
–impairment of, and gains and losses on disposals of, property and equipment,
–impairment of intangible assets and goodwill,
–share-based compensation, and
–certain other items, including restructuring.

From time to time going forward, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges and significant legal settlements) that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net income/(loss)	€5.5	€(2.3)	€(4.5)	€(236.7)
Income from equity method investment	—	0.1	—	0.3
Income/(loss) before equity method investment	€5.5	€(2.4)	€(4.5)	€(237.1)
Expense/(benefit) for income taxes	3.3	0.6	2.0	(7.4)
Income/(loss) before income taxes	€8.8	€(1.8)	€(2.5)	€(244.5)
Add/(less):
Interest expense	0.1	0.0	0.3	0.2
Other, net	(0.4)	0.4	(1.0)	1.0
Operating income/(loss)	€8.6	€(1.4)	€(3.1)	€(243.3)
Depreciation of property and equipment and amortization of intangible assets	2.0	2.7	6.5	8.7
Impairment of, and gains and losses on disposals of, property and equipment	(0.1)	0.5	(0.0)	0.6
Impairment of intangible assets and goodwill	—	—	—	207.6
Share-based compensation	5.0	3.7	13.0	11.4
Certain other items, including restructuring	0.0	0.6	(1.3)	6.3
Adjusted EBITDA	€15.5	€6.1	€15.1	€(8.9)
Note: Some figures may not add due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the continued material adverse effect of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our business model and our future competitiveness and profitability and the speed and extent of the recovery across the broader travel industry;
•any additional impairment of goodwill;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally.

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2020 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.